AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, Ca  90670
Tele (562) 447-1780

October 5, 2009

Dear AuraSound Investor:

AuraSound, Inc. is making changes to its Offer to Modify Certain Outstanding Warrants (the “Offer”), which was first announced and filed with the United States Securities and Exchange Commission on September 16, 2009.  On October 5, 2009, we filed Amendment No. 1 to our Schedule TO.  The changes relate primarily to (i) the number of shares and warrants we intend to issue to GGEC America, Inc. (“GGEC”) pursuant to the private placement transaction with GGEC described in the Offer (the “Transaction”), (ii) the number of shares and warrants we intend to issue to Inseat Solutions, LLC (“Inseat”) upon conversion of approximately $1.8M of debt owed to Inseat, as required by GGEC as a condition to closing the Transaction, and (iii) a change in the percentage of warrant holders, from 85% to 100%, that GGEC requires to participate in the Offer as a condition to closing the Transaction.  We have also extended the Offer termination date to November 3, 2009.  All other terms of the Offer remain unchanged.  The offering materials describing the Offer have been revised to reflect these changes and a copy is included with this letter.

As indicated, the Offer is currently scheduled to expire at 9:00 p.m. Pacific Time on November 3, 2009. The change in the description of the Transaction required us to modify the Waiver, Release and Warrant Modification Agreement which is referred to in the Offer as the “Waiver Agreement” and is attached as Annex 3 to the Offer.  In order to particpate in the Offer you must sign the Waiver Agreement and return it to us.  If you have already signed and returned to us the Waiver Agreement, your election to participate is no longer valid. If you wish to participate in the Offer, as amended, you must sign the copy of the Waiver Agreement, as modified, that is attached to the Offer included with this letter.  If you fail to sign the Waiver Agreement, as modified, and return it to us prior to the expiration of the Offer, you will not have validly elected to participate.

The Offer is entirely voluntary and we make no recommendations as to whether you should participate in the Offer.  You should consult with your own advisors regarding your decision.

We sincerely thank you for your patience and cooperation with AuraSound.

Kind regards,

/s/ Arthur Liu
Arthur Liu Chairman and Chief Executive Officer